UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)
DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company (issuer))
STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC
STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC
STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.
HAROLD HOFER
(Name of filing persons (offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person)
Common Stock, $0.01 par value

(Title of Class of Securities)
None or Unknown

(CUSIP Number of Class of Securities)
Harold Hofer
3501 Jamboree Road
Suite 500
Newport Beach, CA 92660
(949) 275-2658

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies of all correspondence to:
Derek D. Dundas, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
(714) 641-5100
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee*
$27,825,000	$1,983.92

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated assuming that 9,275,000 shares of common stock are being purchased at the tender offer price of $3.00 per share.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,983.92	Filing Party: Strategic Shareholder Liquidity Fund, LLC

Form or Registration No.: File No. 005-85609	Date Filed: August 11, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third-party tender offer subject to Rule 14d-1.
     ☐ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2010 as amended by Amendment No. 1 filed on September 14, 2010 with the Commission and Amendment No. 2 filed on October 1, 2010 (“collectively with the Initial Schedule TO, the “Schedule TO”), by Strategic Shareholder Liquidity Fund, LLC (the “Purchaser”), Strategic Shareholder Liquidity Fund Operator, LLC, Stonerise Capital Management Master Fund, L.P., and Harold Hofer.
     The Schedule TO, as amended by this Amendment No. 3, relates to the tender offer by the Purchaser (the “Offer”) to purchase for cash 9,275,000 shares of common stock, par value $0.01 per share (“Shares”), of Dividend Capital Total Realty Trust Inc., a Maryland corporation (“Dividend Capital”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 2010 (as amended by Amendment No. 1, the “Offer to Purchase”), and related Letter of Transmittal and the instructions thereto, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Initial Schedule TO. The Offer to Purchase and the Letter of Transmittal are collectively referred to herein as the “Tender Offer Documents.”
     In Amendment No. 2, Purchaser reported that it extended its Offer to 5:00 P.M., EASTERN TIME, ON FRIDAY, NOVEMBER 12, 2010. Stockholders of Dividend Capital will have at least until 5:00 p.m., Eastern Time, on Friday, November 12, 2010, to decide whether to tender Shares in the Offer, unless Purchaser further extends the Offer.
     Purchaser is filing this Amendment No. 3 to report that as of 5:00 P.M., Eastern Time, on October 1, 2010 ten stockholders of Dividend Capital (the “Tendering Holders”) had deposited Shares pursuant to the Offer. At this time, Purchaser is unable to estimate the approximate number of Shares deposited pursuant to the Offer by the Tendering Holders through October 1, 2010 because each of the Tendering Holders deposited all of the Shares they own pursuant to the Offer and no Tendering Holder indicated how many Shares they own. As a result, Purchaser has no knowledge of the total number of Shares held by the Tendering Holders. None of the Tendering Holders has filed a Schedule 13D, a Schedule 13G pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended, and thus, to the Purchaser’s knowledge, does not own more than 5% of the outstanding shares of common stock of Dividend Capital.
     As of the date of this Amendment No. 3, the Purchaser, through BNY Mellon Shareowner Services, the Information Agent for the Offer, has contacted every Tendering Holder by telephone and/or mail in an attempt to establish how many Shares have been deposited by such Holder pursuant to the Offer. As of the date of this Amendment No. 3, only one Tendering Holder has responded and such Tendering Holder holds 3,000 Shares. The Purchaser intends on filing an amendment to its Schedule TO disclosing the approximate number of Shares deposited pursuant to the Offer through October 1, 2010 as soon as the Purchaser has knowledge of such information.
     For more information about the Offer or to get copies of the Tender Offer Documents, please call the Information Agent for the Offer.
The Information Agent for the Offer is:
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
Attn: Corporate Actions Department, 27th Floor
CALL TOLL-FREE (866) 333-5987

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2010

STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC
By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Authorized signatory

STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC
By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Its Managing member

STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.
By:	/s/ Jeff Cozad
	Name:	Jeff Cozad
	Title:	Authorized signatory

HAROLD HOFER
By:	/s/ Harold Hofer